Exhibit 99.2

Robo.ai Inc. Reports First Half 2026 Financial Results

Shareholders’ Equity Swings to US$95.8 Million from a US$116.1 Million Deficit

DUBAI, UAE, August 24, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”), a UAE-based Nasdaq-listed company, today announced its unaudited financial results for the six months ended June 30, 2026.

The Company views the first half of 2026 as a structural reset and the beginning of its next phase of development. The disposal of its legacy ICONIQ business and the completion of two acquisitions divested the majority of its legacy liabilities, returned shareholders’ equity to positive territory, and established a foundation of technology and operating assets for future growth.

“The first half of 2026 put Robo.ai on a new footing, and we made meaningful progress across our key priorities,” said Benjamin Zhai, Chief Executive Officer of Robo.ai. “Alongside these transactions, we advanced the localization of our operations in the United Arab Emirates, reorganized our business structure around the acquired assets, and clarified our commercial model and development priorities. We are now focusing on integrating the acquired businesses and realizing their commercial potential. We believe that these efforts position Robo.ai to capture emerging opportunities as these industries continue to develop.”

First Half 2026 Highlights

•	Net revenue was US$55.1 million, compared with US$0.6 million for the same period of 2025. The increase was primarily attributable to the acquisition of QC Capital completed on June 15, 2026, whose operational management and delivery services contributed US$54.4 million from the acquisition date to period end.

•	Gross profit was US$0.2 million, compared with a loss of US$0.4 million for the same period of 2025.

•	Net income attributable to Robo.ai’s shareholders was US$46.7 million, predominantly driven by income from discontinued operations, compared with a net loss attributable to Robo.ai’s shareholders of US$2.2 million for the same period of 2025.

•	Basic and diluted income per ordinary share attributable to shareholders was US$0.81, compared with a loss per ordinary share of US$0.15 for the same period of 2025.

•	Convertible notes decreased to US$3.0 million as of June 30, 2026 from US$11.1 million as of December 31, 2025, with US$13.6 million of convertible notes settled through issuance of ordinary shares instead of cash during the period.

•	Total shareholders’ equity as of June 30, 2026 was US$95.8 million, compared with a shareholders’ deficit of US$116.1 million as of December 31, 2025.

•	Cash and cash equivalents were US$2.1 million as of June 30, 2026, compared with US$4.0 million as of December 31, 2025. Net cash used in operating activities was US$2.6 million, while financing activities provided net cash inflows of US$4.8 million.

•	Acquisition of Strategic Assets. In May, 2026, the Company acquired 100% of Neurovia AI Limited, an AI-powered data processing and compression technologies company for use in public security, transportation, finance, smart agriculture, and other industries. In June 2026, the Company acquired 100% of QC Capital, an operating business with an established workforce, operational processes and technology, which contributed US$54.4 million in net revenue from the acquisition date through June 30, 2026.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.